

October 25, 2023

Bannor Michael MacGregor
Chief Executive Officer
American Picture House Corp
555 Madison Avenue 5FL
New York, NY 10022

> **Re: American Picture House Corp**
> **Registration Statement on Form 10-12G**
> **Filed August 15, 2023**
> **File No. 000-56586**

Dear Bannor Michael MacGregor:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary L. Blum, Esq.